Exhibit 99.1

Team,

As you may have read in the LiveWire or on Champions Network, we are excited to announce today an agreement to purchase Annie’s, Inc., a leading natural and organic food company with a widely-recognized brand.

The acquisition of Annie’s reflects and advances General Mills’ strategy of growing our natural and organic portfolio long-term.

For the past 25 years, Annie’s has been nourishing families with simple, down-to-earth foods that taste great and are easy to love. Today, Annie’s offers over 145 products with a presence in over 35,000 retail locations across the United States and Canada. We look forward to maintaining and expanding Annie’s great-tasting portfolio of products that consumers know and love.

Important Next Steps and Timing

•	Continue business as usual from now until we officially close on the deal. We currently expect the transaction to close by the end of the calendar year.

•	Do not reach out to your customers to discuss this announcement. Customers will be notified by their current Annie’s sales personnel.

•	You may receive questions from your customers. If this occurs, it is very important that you inform your customer that until the transaction closes, Annie’s remains a separate company, and they are to refer all questions to the Annie’s Sales Organization.

•	If your customer does approach you, refer them to Annie’s as outlined above, and please let your RSD/ZOM know so that we can address appropriately.

•	Do not initiate any interaction with Annie’s sales force until directed.

Read the attached Q&A to understand more about the acquisition. We will continue to share information as the deal is finalized. Mark Wilhite, Ginny Grant, Ed Madden or your respective RSD can help answer any additional questions you might have.

We are excited about the potential of Annie’s in driving General Mills growth in the years ahead!

Shawn

Additional Information

The tender offer described in this document has not yet commenced. This document and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Annie’s, Inc. At the time the tender offer is commenced, General Mills, Inc. and its wholly owned subsidiary, Sandy Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Annie’s intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, Sandy Acquisition Corporation and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s, General Mills or Sandy Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from General Mills.

General

1.	What does this announcement mean?

We are excited to announce that General Mills (NYSE:GIS) has entered into a definitive agreement to acquire Annie’s, Inc., (NYSE: BNNY), a leading producer of branded organic and natural foods.

2.	Why is General Mills buying the Annie’s business?

The acquisition builds on the growth of General Mills own portfolio in the natural and organic segment. Annie’s is a strong, purpose driven brand that has been leader in natural and organic, and General Mills’ own Small Planet Foods businesses have been growing at a 13 percent compound annual growth rate in these channels since January 2000. The addition of Annie’s strengthens the General Mills portfolio to continue its growth in the fast-growing natural and organic segment.

3.	When is the transaction expected to close?

The transaction is subject to regulatory review, but we would expect to close by the end of the calendar year.

4.	What happens in the interim?

Transition planning has begun, but until the close, Annie’s will continue to operate as a separate, stand-alone company, of course.

5.	What products does Annie’s make?

Annie’s makes high-quality, natural and organic foods including mac and cheese, fruit snacks, crackers, bars, frozen pizzas and frozen entrees.

6.	Will Annie’s CEO John Foraker continue to have a role in the company?

Yes, we are pleased to say that John has agreed to continue to lead Annie’s over a lengthy transition period.

7.	Will founder Annie Withey play a role in the company under General Mills’ ownership?

We have met with Annie Withey, the company’s founder, and find her to be a real inspiration to the purpose and culture that has been built Annie’s. We’re hopeful that she will continue to play a role in providing ideas and inspiration as we move forward in our journey.

CUSTOMER ORDERS

8.	How will this change our business relationship?

For now, you can expect to conduct business with us as you have always done.

9.	Who should I work with during the transition?

Please continue to place your General Mills orders through your General Mills rep.

10.	Where should I place my Annie’s orders?

Please continue to place your orders through your Annie’s sales rep.

11.	Will the ordering process change?

Until the close, you should expect to conduct business as you have always done.

12.	Can I just go through my General Mills sales rep now?

No, please continue to work with your Annie’s sales rep.

Additional Information

The tender offer described in this document has not yet commenced. This document and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Annie’s, Inc. At the time the tender offer is commenced, General Mills, Inc. and its wholly owned subsidiary, Sandy Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Annie’s intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, Sandy Acquisition Corporation and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s, General Mills or Sandy Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from General Mills.